UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 70,000,000 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 70,000,000 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 86.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of Class B Common Stock referred to above into shares of Class A Common Stock.

(2)	Based on 10,671,149 shares of Class A Common Stock issued and outstanding on November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2016, which was filed with the Securities and Exchange Commission on December 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP No. 81374A105

1	NAMES OF REPORTING PERSONS Dell Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 70,000,000 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 70,000,000 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 86.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of Class B Common Stock referred to above into shares of Class A Common Stock.

(2)	Based on 10,671,149 shares of Class A Common Stock issued and outstanding on November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2016, which was filed with the Securities and Exchange Commission on December 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP No. 81374A105

1	NAMES OF REPORTING PERSONS Dell Marketing GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 70,000,000 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 70,000,000 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 86.8% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of Class B Common Stock referred to above into shares of Class A Common Stock.

(2)	Based on 10,671,149 shares of Class A Common Stock issued and outstanding on November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2016, which was filed with the Securities and Exchange Commission on December 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP No. 81374A105

1	NAMES OF REPORTING PERSONS Dell Marketing L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 70,000,000 shares of Class A Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 70,000,000 shares of Class A Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000 shares of Class A Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 86.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of Class B Common Stock referred to above into shares of Class A Common Stock.

(2)	Based on 10,671,149 shares of Class A Common Stock issued and outstanding on November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2016, which was filed with the Securities and Exchange Commission on December 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

Item 1(a).	Name of Issuer:

The name of the Issuer is SecureWorks Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at One Concourse Parkway NE, Suite 500, Atlanta, Georgia 30328.

Item 2(a).	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Michael S. Dell, Dell Technologies Inc. (“Dell Technologies”), Dell Marketing GP L.L.C. (“DMGP”) and Dell Marketing L.P. (“DMLP”) (collectively, the “Reporting Persons”).

DMLP is the record holder of all outstanding shares of Class B common stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”). Under the restated certificate of incorporation of the Issuer, DMLP may, at its option, convert its shares of Class B Common Stock into an equal number of shares of Class A common stock, par value $0.01 per share, of the Issuer (“Class A Common Stock”) at any time and from time to time, and therefore may be deemed to beneficially own all of the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. DMLP is indirectly wholly owned by Dell Technologies through its directly and indirectly held wholly-owned subsidiaries, consisting of Denali Intermediate Inc., Dell Inc., Dell International L.L.C. and Dell Marketing Corporation (“DMC”). DMC directly owns all of the outstanding membership interests of DMGP, which is the sole general partner of DMLP. The shares of Class B Common Stock of the Issuer directly owned and held of record by DMLP may be deemed to be beneficially owned by Dell Technologies and each other direct or indirect wholly-owned subsidiary of Dell Technologies in addition to DMLP. Michael S. Dell and a related family trust own a majority of the voting securities of Dell Technologies and therefore also may be deemed to beneficially own the shares of common stock of the Issuer directly owned and held of record by DMLP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is One Dell Way, Round Rock, Texas 78682.

Item 2(c).	Citizenship:

Michael S. Dell is a citizen of the United States.

Dell Technologies is incorporated in Delaware.

DMGP is a Delaware limited liability company.

DMLP is a Texas limited partnership.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

81374A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

Michael S. Dell	70,000,000 shares
Dell Technologies Inc.	70,000,000 shares
Dell Marketing GP L.L.C.	70,000,000 shares
Dell Marketing L.P.	70,000,000 shares

(b)	Percent of class(1):

Michael S. Dell	86.8%
Dell Technologies Inc.	86.8%
Dell Marketing GP L.L.C.	86.8%
Dell Marketing L.P.	86.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

-0- for all Reporting Persons.

(1)	Based on 10,671,149 shares of Class A Common Stock issued and outstanding on November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2016, which was filed with the Securities and Exchange Commission on December 7, 2016. Assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

(ii)	Shared power to vote or to direct the vote:

Michael S. Dell	70,000,000 shares
Dell Technologies Inc.	70,000,000 shares
Dell Marketing GP L.L.C.	70,000,000 shares
Dell Marketing L.P.	70,000,000 shares

(iii)	Sole power to dispose or to direct the disposition of:

-0- for all Reporting Persons.

(iv)	Shared power to dispose or to direct the disposition of:

Michael S. Dell	70,000,000 shares
Dell Technologies Inc.	70,000,000 shares
Dell Marketing GP L.L.C.	70,000,000 shares
Dell Marketing L.P.	70,000,000 shares

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

Michael S. Dell

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact

Dell Technologies Inc.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

Dell Marketing GP L.L.C.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

Dell Marketing L.P.

By:	Dell Marketing GP L.L.C.
Its:	General Partner

	By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Senior Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney

99.1	Joint Filing Agreement